Exhibit 21

SIGNIFICANT SUBSIDIARIES

NAME OF COMPANY	JURISDICTION OF INCORPORATION
Lumigen, Inc.	United States
Beckman Coulter Biomedical Ltd.	Ireland
Beckman Coulter Commercial Enterprise Co., Ltd.	China
Beckman Coulter Ireland Inc.	Panama